SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2004

SPECTRUM SIGNAL PROCESSING INC.

(Translation of the Registrant’s Name Into English)

Suite 200, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant’s Form 6-K for the month of March 2003, and incorporated by reference herein, are the following press releases made by the Registrant:

1.	Press Release dated November 1, 2004

2.	Press Release dated November 2, 2004

3.	Press Release dated November 15, 2004

4.	Press Release dated November 22, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: December 1, 2004

F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Launches Industry’s First Integrated
SCA-Enabled Rapid-Prototyping MILCOM Platform

Monterey, CA — November 1, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) today announced the availability of the flexComm™ SDR-3000 MRDP, a MILCOM Rapid-Prototyping Development Platform. This is the industry’s first “RF to Ethernet” commercial off-the-shelf (COTS) solution specifically targeting military communications programs. This Software Communications Architecture (SCA) enabled platform integrates Spectrum’s SDR-3000 with a DRT-2110 radio frequency (RF) front-end transceiver from Digital Receiver Technology, Inc. (DRT) based in Germantown, Maryland.

The SDR-3000 MRDP provides a turnkey black-side processing system for Joint Tactical Radio System (JTRS) and other MILCOM developers. This system includes sample application software supporting frequency agile operation, making the SDR-3000 MRDP ideal for rapid prototyping and both wide and narrowband waveform development. The platform, which is available today, is expected to significantly reduce developers’ risk and time-to-deployment. Additional benefits and features of this platform can be found at:
http://www.spectrumsignal.com/products/sdr/sdr_3000.asp.

“Using a turnkey system such as the SDR-3000 MRDP is expected to save our customers months of integration effort, even if they are already familiar with the individual components,” stated Mark Briggs, Spectrum’s Director of Marketing. “This platform, when combined with the training, support and example applications with source code that Spectrum provides, may be the critical difference between a MILCOM development team hitting or missing their project milestones.”

“We’re excited to work with Spectrum to create this platform,” said Frank Hannold, Manager of Applications Engineering at DRT. “Combining our compact, frequency agile RF transceiver with Spectrum’s subsystem running an SCA core framework provides a scalable solution that should appeal to JTRS waveform developers and others doing multi-channel MILCOM applications.”

Governments worldwide are adopting the SCA, which was developed under the auspices of the JTRS Joint Program Office. The SCA provides a core framework to enhance portability of military waveforms across disparate radio architectures. Joint tactical radios will be multi-mode and multi-band allowing one radio to communicate with diverse radio networks, typical of coalition forces, and allows over-the-air reprogramming of those radio sets to enable the information superiority necessary for more effective military engagements.

The SDR-3000 MRDP system is comprised of Spectrum’s SDR-3000 Software Defined Radio processing and analog-to-digital converter/digital-to-analog converter boards (PRO-3100, PRO-3500, ePMC-8311 and TM1-3300) in a four slot 2U CompactPCI® chassis. These components are integrated with the DRT-2110 RF transceiver subsystem consisting of four cards (RFT2, TEX, REF2 and CTRL12 single-board computer) in a 21-slot 3U CompactPCI chassis. The system includes all software application libraries, including digital down-conversion and digital up-conversion FPGA cores, operating systems and an SCA Core Framework. A working software dataflow example demonstrating a Frequency Shift Keying (FSK) modulation and demodulation application is also provided, presenting a starting point for customers’ design efforts. The system is flexible, scalable and can be customized as required.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.

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This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.
® CompactPCI is a registered trademark of PCI Industrial Computer Manufacturing Group

SPECTRUM CONTACT

Mark Briggs
Technical and Trade Media
Phone: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Adds Wideband Radio Frequency
Interface Module To SDR-3000 Product Family

Monterey, CA — November 2, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) today announced the availability of the TM1-3350 transition module, a wideband dual analog-to-digital (ADC) and dual digital-to-analog (DAC) converter module. This module is suitable for interfacing with 80MHz wide analog signals centered at an industry standard Intermediate Frequency (IF) of 160MHz, or 70MHz wide signals centered at 140MHz. The TM1-3350 is the latest input/output (I/O) module addition to Spectrum’s industry leading Software Communications Architecture (SCA)-enabled SDR-3000 software defined radio signal processing platform.

This receive/transmit module is targeted at wide bandwidth applications such as military satellite communications (MILSATCOM) and electronic warfare (EW). The module supports direction finding and smart antenna applications with coherent sampling capabilities across multiple modules. Time stamping and internal/external clocking are also supported.

Driven using Spectrum’s quicComm™ Application Programming Interface, the module comes with a comprehensive software suite. This suite includes examples demonstrating the simultaneous and sustained movement of digitized data at over 800 Megabytes per second full-duplex between the TM1-3350 and the channelization processors within the SDR-3000 product family. The TM1-3350 is in stock and is available for immediate delivery.

“The TM1-3350 enables us to bring the processing power and flexibility of the SDR-3000 to bear in applications, such as satellite communications, that require wider bandwidths and higher intermediate frequencies,” stated Mark Briggs, Spectrum’s Director of Marketing. “The TM1-3350 is fully integrated with the SDR-3000 platform, thereby enabling our customers to focus their engineering efforts on developing differentiating algorithms rather than integrating infrastructure.”

The TM1-3350 employs two Analog Devices AD9430 12-bit ADCs and two Analog Devices AD9755 14-bit DACs. This module sends and receives digitized data through a full-duplex digital IF interface. The TM1-3350 can be clocked externally at up to 213.33 mega-samples-per-second (MSPS) or by using an internal clock that can be locked to an external 10 MHz reference. This module accepts and decodes Global Positioning System based time code input, which can be used for time stamping of data and synchronization of multiple modules. Additional details on the module can be found at: http://www.spectrumsignal.com/products/sdr/tm1_3350.asp.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

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This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.

SPECTRUM CONTACT

Mark Briggs
Technical and Trade Media
Phone: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing Adds High-Speed Digital IF Interface
Module and Reference Design To SDR-3000 Product Line

Phoenix, AZ — November 15, 2004 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) today announced the availability of the TM1-3902 digital Intermediate Frequency (IF) interface module and reference design kit for its industry leading SDR-3000 software defined radio platform. The TM1-3902 is targeted at customers who require their own custom digital IF interface between Radio Frequency (RF) front-ends and Spectrum’s Software Communications Architecture (SCA)-enabled SDR-3000 products. The module supports a sustained 1280 Megabytes per second full-duplex interface suitable for digitized signals having bandwidths in excess of 500 MHz being sampled at rates in excess of 1 GHz. The TM1-3902 can also be used to support various multi-channel architectures such as those required for direction finding or smart antenna applications.

The TM1-3902 serves two functions. First, it can be used as-is to provide a digital IF interface to SDR-3000 products. Developers may connect third-party products supporting a digital interface directly to the fully-documented daughter sites on the TM1-3902. These daughter sites support the digital IF interface integrated in RF solutions from Digital Receiver Technology, Inc. (DRT) and DRS Signal Solutions, Inc.. The second function is that of a complete reference design package consisting of documentation, source code, hardware pin-outs, schematics and firmware to enable customers to create their own modules based on the digital IF interface. Test code showing full-speed operation of the interface to the SDR-3000 channelizer is also supplied.

“The TM1-3902 further enhances the ability of the SDR-3000 to address a variety of different and very demanding signal processing problems in signals intelligence, military satellite communications, and electronic warfare,” stated Mark Briggs, Spectrum’s Director of Marketing. “We expect the TM1-3902 reference design to help our customers realize significant cost and time savings throughout their development and deployment cycle, by facilitating the use of a single platform to address multiple applications.”

The TM1-3902 incorporates a user-programmable Xilinx® Virtex-II Pro™ XC2VP30 field programmable gate arrays (FPGA) that allows users to tailor the digital IF interface to their specific application needs. The XC2VP30 connects to two daughter-site connectors that can be used directly for external interfacing. The daughter-site interfaces are the same as those present on Spectrum’s ePMC-FPGA and ePMC-8120 modules, and support Spectrum’s LINK-IF interface protocol, which has been adopted by DRS Signal Solutions, Inc. for use in their SI-9136A receiver, and is compatible with the Digital IF interface of the DRT RFT2 receiver. The XC2VP30 interfaces to other logic implementing the SDR-3000 TM1 digital IF interface bus. A control interface is provided to allow the embedded controller on the SDR-3000 channelization card to load and read/write the XC2VP30 using the quicComm™ library that is included. Additional details on the module can be found at: http://www.spectrumsignal.com/products/sdr/tm1_3902.asp.

ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare, and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this

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release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm and quicComm are trademarks of Spectrum Signal Processing, Inc.
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-II Pro is a trademark of Xilinx Inc.

SPECTRUM CONTACT

Mark Briggs
Technical and Trade Media
Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com

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F O R . I M M E D I A T E . R E L E A S E

Spectrum Signal Processing to Develop Software-Defined
Active RFID Readers with Oak Ridge National Laboratory

Columbia, MD, November 22, 2004 — Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY), today announced a contract with Oak Ridge National Laboratory (ORNL) to jointly develop a suite of multi-purpose software-defined radio frequency identification (RFID) interrogators.

The interrogators, or readers, are being developed for multiple funded programs addressing military logistics, homeland security and commercial transportation applications. The readers are designed to track military assets in both hostile and non-hostile environments and to monitor the location and physical integrity of intermodal cargo containers. The programs being supported under this collaborative effort include:

•	CFAST: The Collaborative Force-Building Analysis, Sustainment and Transportation (CFAST) system is an advanced military information portal being funded by the US Department of Defense. This system is intended to enhance military decision making by enabling the sharing and collaborative use of advanced operations, intelligence, logistics and personnel planning information. Secure active RFID technologies are expected to facilitate the delivery of real-time logistics and personnel planning information for the CFAST system. More information on the CFAST program can be found at www.defensesystemsgroup.com;

•	NEMAS: The NGA Emergency Management and Accountability System (NEMAS) is being developed by the National Geospatial Intelligence Agency (NGA) with the objective of monitoring and tracking critical first responders during emergency situations. Secure active radio frequency identification tags and interrogators will constitute key elements of the NEMAS system. More information on NGA can be found at http://www.nima.mil/; and,

•	MTS: The Marine Transportation System (MTS) is an intermodal asset security monitoring and tracking system being developed by Navigational Sciences, Inc. in conjunction with ORNL. The MTS is designed to provide logistics companies with the ability to track the location and physical integrity of marine cargo containers anywhere in the world. The MTS is also expected to support homeland security objectives by ensuring that sealed intermodal containers are not compromised during transport. More information on the MTS program can be found at www.navsci.com.

The active RFID interrogators being developed with ORNL will incorporate the Software Communications Architecture (SCA) to allow them to interoperate with Joint Tactical Radio System (JTRS) communications devices. The readers will support multi-waveform operation including the support of complex waveforms designed to optimize the use of available frequency spectrum and to prevent the jamming and spoofing of security-sensitive RFID signals.

“One of ORNL’s main objectives is to enable total asset visibility (TAV) across the US armed forces and emergency first responders through the use of multi-function RFID readers and innovative sensor technologies,” stated Mark Buckner, Senior Program Manager at Oak Ridge National Laboratory. “To achieve TAV in as short a timeframe as possible, we are employing advanced, commercially available products and technologies. Spectrum provides us with proven software defined radio solutions along with the SCA know-how critical to ensure that our systems are interoperable with JTRS platforms.”

“Our relationship with ORNL originated with the sale of an SDR-3000 system in July of this year,” stated James P. Atkins, President of Spectrum Signal Processing (USA) Inc. “Today we are engaged in a comprehensive, co-development effort with ORNL to advance the state-of-the-art in active RFID. Our software defined radio expertise, SCA knowledge and secure waveform experience are proving invaluable in this regard.”

ABOUT OAK RIDGE NATIONAL LABORATORY

Oak Ridge National Laboratory is a multi-program science and technology laboratory managed for the US Department of Energy by UT-Battelle LLC. Scientists and engineers at ORNL conduct basic and applied research and development to create scientific knowledge and technological solutions that strengthen the nation’s leadership in key areas of science; increase the availability of clean, abundant energy; restore and protect the environment; and contribute to national security. More information on ORNL may be found at www.ornl.gov.

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ABOUT SPECTRUM SIGNAL PROCESSING INC.

Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software-defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies, and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.

This news release contains forward-looking statements related to the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

™ flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Phone: 604.421.5422	Phone: 604.421.5422
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

OAK RIDGE NATIONAL LABORATORY CONTACT

Mark A. Buckner, Ph.D.
RF and Microwave Systems
Engineering Science and Technology Division
Oak Ridge National Laboratory
Phone: 865-574-5859
Email: bucknerma@ornl.gov

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